Board of Directors’ Resolution on Provision of Collateral

1.	Debtor : hanaromedia Inc.

- Relationship to the Company : Affiliated company

2.	Creditor : Financial Institution(to be decided)

3.	Debt amount : KRW 100,000,000,000

4.	Details of collateral provision

- - - - - -	Maximum Amount of Collateral(KRW) : 130,000,000,000
Equity capital : KRW 1,495,700,059,519
Ratio to equity capital : 6.7%
Applicability of Large-scale corporation : Kosdaq listed company
Items of collateral : Company-owned real estate properties
Period of collateral provision : from March 15, 2007 to March 14, 2008

5.	Total balance of collateral provided : KRW 130,000,000,000

6.	Date of BOD resolution : February 28, 2007

- -	Outside directors present : 5 out of 6 Attendance of Audit Committee members : present

7.	Others

(1)	The Ceiling Amount of the Claim Secured

The figure indicated in the above table as the ‘Maximum Amount of Collateral’ in Item 4 and as the ‘Total Balance of Collateral Provided’ in Item 5 is the upper limit of the ceiling amount of the claim secured(120~130% of the loan balance(100B KRW)).

(2)	Authorization

The Representative Director shall be authorized (i) to select the financial institution and collateral, (ii) to finalize/sign/execute the Keun-Mortgage Agreement, (iii) to decide on extension of the period of collateral provision, and (iv) to decide on any other matters related to collateral provision.

(3)	Signing Date of the Keun-Mortgage(Collateral Provision)Agreement:

Mar. 15, 2007(expected)

[Balance of Collateral]

Debtor	Relationship	Balance of collateral provided(KRW)	Period of collateral provision	Items of collateral	Remarks

Hanaromedia Inc	Affiliated company	130,000,000,000	March. 15, 2007~ March. 14, 2008	Real estate properties owned by company	N/A